UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2023

(Commission File No. 001-41157)

BIONOMICS LIMITED

(Translation of registrant’s name into English)

200 Greenhill Road

Eastwood SA 5063

Tel: +618 8150 7400

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐ No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On September 28, 2023, Bionomics Limited (the “Company”) lodged a press release, announcing Topline Results from the Phase 2b ATTUNE Clinical Trial of BNC210 in Patients with Post-Traumatic Stress Disorder (PTSD). The press release is furnished herewith as Exhibit 99.1 to this report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description
99.1	Bionomics Announces Topline Results from the Phase 2b ATTUNE Clinical Trial of BNC210 in Patients with Post-Traumatic Stress Disorder (PTSD)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Bionomics Limited
(Registrant)

By:	/s/ Alan Fisher
Name:	Alan Fisher.
Title:	Non-Executive Chairman

Date: September 28, 2023